Amended Articles of Incorporation of
Cincinnati Financial Corporation

The following article was added to the Amended Articles of Incorporation of Cincinnati Financial Corporation by a resolution approved by 77.72 percent of issued and outstanding shares at an annual meeting of shareholders held on April 30, 2016:

THIRTEENTH. At each meeting of shareholders at which directors are to be elected, a candidate for director shall be elected only if the votes "for" the candidate exceed the votes "against" the candidate.
Abstentions and broker nonvotes shall not be counted as votes "for" or "against" a candidate. Notwithstanding the foregoing, if the Board of Directors determines that the number of candidates exceeds the number of Directors to be elected, then in that election the candidates receiving the greatest number of votes shall be elected.